UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G/A

(Amendment No. 1)

Under the Securities Exchange Act of 1934

Hana Biosciences, Inc.

(Name of Issuer)

Common Stock, par value $.001 per share

(Title of Class of Securities)

268749108

(CUSIP NUMBER)

December 31, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

SCHEDULE 13G

CUSIP No. 268749108

1.	NAME OF REPORTING PERSONS: LESTER E. LIPSHUTZ I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER 1,329,079
6. SHARED VOTING POWER 0
7. SOLE DISPOSITIVE POWER 1,329,079
8. SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,329,079
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.54(1)
12.	TYPE OF REPORTING PERSON IN

SCHEDULE 13G

CUSIP No. 268749108

Item 1(a).	Name of Issuer:

Hana Biosciences, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

400 Oyster Point Blvd.

Suite 215

South San Francisco, CA 94080

Item 2(a).	Name of Person Filing:

Lester E. Lipshutz

Item 2(b).	Address of Principal Business Office or, if None, Residence:

Wolf, Block, Schorr and Solis-Cohen, LLP

1650 Arch Street- 22nd Floor

Philadelphia, PA 19103

Item 2(c).	Citizenship:

United States

Item 2(d).	Title of Class of Securities:

Common Stock

Item 2(e).	CUSIP Number:

268749108

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a: Not Applicable

(a) ☐	Broker or dealer registered under Section 15 of the Exchange Act;

(b) ☐	Bank as defined in Section 3(a)(6) of the Exchange Act;

(c) ☐	Insurance Company as defined in Section 3(a)(19) of the Exchange Act;

(d) ☐	Investment Company registered under Section 8 of the Investment Company Exchange Act;

SCHEDULE 13G

CUSIP No. 268749108

(e) ☐	Investment Adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f) ☐	Employee Benefit Plan or Endowment Fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g) ☐	Parent Holding Company or Control Person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h) ☐	Saving Association as defined in Section 3(b) of The Federal Deposit Insurance Act;

(i) ☐	Church Plan that is excluded from the definition of an Investment Company under Section 3(c)(14) of the Investment Company Act;

(j) ☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

(a) Amount beneficially owned: Mr. Lipshutz may be deemed the beneficial owner of 1,329,079 shares. Beneficial ownership consists of voting and dispositive power over (i) 172,083 shares owned by the Lindsay A. Rosenwald Alaska Irrevocable Indenture of Trust for which Mr. Lipshutz is trustee; (ii) 172,083 shares owned by the Lindsay A. Rosenwald Rhode Island Irrevocable Indenture of Trust for which Mr, Lipshutz serves as the adviser; (iii) 172,083 shares owned by the Lindsay A. Rosenwald Nevada Irrevocable Indenture of Trust for which Mr. Lipshutz is trustee; and (iv) 812,830 shares owned by the Rosenwald 2000 Family Trusts for which Mr. Lipshutz is the trustee. Mr. Lipshutz disclaims beneficial ownership of these securities and the filing of this report is not an admission that Mr. Lipshutz is the beneficial owner of these securities.

(b) Percent of Class: 4.54%(1)

(c) Number of shares as to which such person has:

(i) Sole power to vote or direct the vote: 1,329,079

(ii) Shared power to vote or to direct the vote: 0

(iii) Sole power to dispose or direct the disposition of: 1,329,079

(iv) Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☒

SCHEDULE 13G

CUSIP No. 268749108

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

As of December 31, 2006, Mr. Lipshutz serves as (i) trustee of the Lindsay A. Rosenwald Alaska Irrevocable Indenture of Trust; (ii) adviser of the Lindsay A. Rosenwald Rhode Island Irrevocable Indenture of Trust; (iii) trustee of the Lindsay A. Rosenwald Nevada Irrevocable Indenture of Trust; and (iv) trustee of the Rosenwald 2000 Family Trusts. Mr. Lipshutz has the power to direct receipt of the proceeds from a sale of the shares owned by each such trust.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

Not Applicable

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2007
(Date)

Lester E. Lipshutz
(Signature)

Lester E. Lipshutz
(Name/Title)

SCHEDULE 13G

CUSIP No. 268749108

(1) Based on 29,287,039 shares reported outstanding at January 26, 2007.